UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number: 001-13196

Desc, S.A. de C.V.

(Translation of registrant’s name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ✓         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is included in this report on Form 6-K:

Item
1.	English Translation of a Press Release dated October 19, 2004, announcing 2004 third quarter results

2

Item 1

Mexico City, October 19, 2004 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its results for the third quarter ended September 30, 2004 (3Q04). Except as noted below, all figures were prepared according to generally-accepted accounting principles in Mexico (Mexican GAAP). Unless otherwise noted, the results in this report are being compared to adjusted 3Q03 figures which are pro forma because they exclude the results for Desc’s aluminum wheel and adhesive and sealant businesses. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends on a comparative basis if they consider results of operations without these divested businesses. In addition, the results for 3Q03 are stated at the peso-dollar exchange rate of September 2004 as well as in dollars.

Highlights

•	Sales and exports were both 15.0% higher when compared to 3Q03. For the first nine months of 2004 compared to the first nine months of 2003, the increases were of 11.8% and 13.2%, respectively.

•	Operating income increased 84.5% compared to 3Q03, reaching US$24 million, which was a 101.7% increase for the first nine months of 2004 versus 2003.

•	EBITDA reached US$51 million, representing an increase of 17.7% compared to 3Q03 and up 23.5% for the first nine months of 2004 versus 2003.

•	In the Food and Chemical Sectors, volume and sales prices increased, which partially offset the rise in raw material costs.

•	Desc reported a US$5 million net profit, which it had not been achieved in the last four quarters.

•	During 2004, net debt decreased US $287 million, from US$990 million to US$703 million.

DESC, S.A. DE C.V. and SUBSIDIARIES

Table 1. Unaudited Consolidated Figures

(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

Desc, S.A. de C.V. And Subsidiaries

	3Q04	Adjusted 3Q03[5]	3Q04 vs. Adjusted 3Q03[5]	3Q03	3Q04 vs. 3Q03
Sales (Ps.) [3]	6,166	5,263	17.2%	5,525	11.6%
Sales (US $) [1]	535	465	15.0%	488	9.5%
Exports (US $) [2]	246	214	15.0%	217	13.6%
Operating Income (Ps.) [3]	279	152	83.6%	153	82.9%
Operating Income (US $) [1]	24	13	84.5%	13	83.4%
Operating Margin	4.5%	2.9%		2.7%
EBITDA (Ps.) [3,4]	592	496	19.2%	515	14.9%
EBITDA (US $) [1,4]	51	44	17.7%	45	13.3%
Net Majority Income (Ps.) [3]	52	-226	N/A	-403	N/A
Net Majority Income (US $) [1]	5	-20	N/A	-36	N/A

[1]	Figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
[2]	All export figures are based on real sales invoiced in U.S. dollars.
[3]	All peso-denominated figures in this report are expressed in constant pesos as of September 30, 2004.
[4]	“EBITDA” as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. “EBITDA” should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. Please refer to the end of this release to the Non-GAAP Financial Reconciliation Schedule.
[5]	3Q03 figures do not include operations from the Aluminum Wheel and Adhesive and Sealant businesses, which were sold. Desc believes that investors can better evaluate and analyze historical and future business trends if they consider comparative results without these divested businesses.

Third Quarter 2004 Results

Sales and Exports

During 3Q04, dollar-denominated sales increased 15.0% compared to 3Q03, from US$465 million to US$535 million, mainly as a result of higher revenues in the Automotive, Chemical and Food Sectors.

Total exports for 3Q04 reached US$246 million, representing an increase of 15.0% compared to 3Q03. The main drivers were the increases in export sales in the Automotive, Chemical and Food sectors, which were 2.7%, 34.4% and 5.9% higher compared to 3Q03.

Operating Income

Consolidated operating income in dollars for 3Q04 increased by 84.5% when compared to 3Q03 reaching US$24 million. This increase in the operating income is the result of a strict control of expenses, which decreased from US $93 million in 3Q03 to US $79 million in 3Q04, as well as Desc’s efforts to offset the rise in raw material costs with increases in the productivity and increase in prices (Chemical Sector).

www.desc.com.mx

Third Quarter 2004 Results

EBITDA1

Consolidated EBITDA in dollars for 3Q04 totaled US$51 million. This represents an increase of 17.7% compared to 3Q03, which reflects improvements in most of the sectors’ results. In addition, it demonstrates that results have stabilized during the last three consecutive quarters, despite the increase in raw materials costs such as steel, natural gas, butadiene and styrene.

[1]	“EBITDA”, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization, all of which are presented under generally-accepted accounting principles in Mexico (Mexican GAAP). EBITDA is presented herein because Desc believes it provides useful information regarding Desc’s ability to service its debt. “EBITDA” should not be considered in isolation or as a substitute for Desc’s consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. Please refer to the section entitles Non-GAAP Financial reconciliation Table for a reconciliation of EBITDA to Operating Income.
[2]	The adjusted 2003 information excludes the financial figures for Desc’s aluminum wheel and adhesive and sealant businesses and the Chiluca real estate project, which were sold. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without these divested businesses and real estate project.

Net Income

Desc reported a US$5 million net profit, which it had not been achieved in the last four quarters, mainly due to higher operating income, lower financing costs and lower taxes.

Debt Structure

During 3Q04, Desc’s net debt declined by US$30 million compared to 2Q04, from US$733 million to US$703 million, representing a decrease of 4.1%. For the first nine months of 2004, net debt decreased US$287 million, from US$990 million to US$703 million, mainly due to the capital increase, improvements in the operating cash flow, important efforts to control working capital, lower financing costs and lower taxes.

www.desc.com.mx

Third Quarter 2004 Results

Table 2. Debt Breakdown

(Figures in millions of U.S. dollars)

	Sep-30-03	Dec-31-03	Mar-31-04	Jun-30-04	Sep-30-04
Cash	117	62	61	36	38
Total Debt	1,084	1,052	1,048	769	740
Net Debt	967	990	987	733	703
Interest Coverage	2.7x	2.9x	2.9x	2.7x	3.1x
Leverage Ratio*	5.5x	4.9x	4.9x	4.1x	3.8x

*	The Leverage Ratio is equal to (Total Debt less Cash plus US$50 million) / EBITDA for the last 12 months.

As of 4Q03, the way of calculating the Leverage Ratio changed, and in order for all the figures to be comparable, all previous quarters were recalculated.

As of September 30, 2004, the total debt mix was 61% dollar-denominated, 11% peso-denominated and 28% in UDIS. The debt profile at the close of 3Q04 was 95% long-term and 5% short-term. The average cost of debt as of this date was 5.14% for the dollar-denominated debt and 9.27% for the peso-denominated debt, compared to 5.0% and 7.4%, respectively in 3Q03.

The following is a breakdown of Desc’s total debt as well as its debt profile:

www.desc.com.mx

Third Quarter 2004 Results

Financial expenses for 3Q04 were US$11 million, representing a decrease of US$7 million compared to 3Q03 due to the decrease in debt levels.

Key Events

Shareholder Meetings

At two shareholder meetings held on October 19, 2004, the shareholders of Desc approved a proposal to, among other things,

•	delist the ADSs from the New York Stock Exchange (the “NYSE”);

•	terminate the registration of the Series B Shares and ADSs under the Securities Exchange Act of 1934, as amended;

•	terminate the Amended and Restated Deposit Agreement, dated June 29, 1994, as amended, by and among Desc, Citibank, N.A., as the depositary (the “Depositary”), and the holders of the American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) issued thereunder (the “Deposit Agreement”);

•	cancel the registration of the Series B Shares in the special section of the Mexican Securities Registry (collectively, the “Resolution”);

The Resolution was based on the following principal factors:

•	the fact that the number of Series B Shares represented by ADSs has remained very small (comprising only approximately 1.09% of the total outstanding Series B Shares and 0.53% of the total capital stock –Series “A” and Series “B” Shares- as of September 30, 2004);

www.desc.com.mx

Third Quarter 2004 Results

•	the limited trading volume on the NYSE of the ADSs (the average daily trading volume for the nine months ended September 30, 2004 was 4,155 ADSs);

•	the fact that Desc has no plans to access the U.S. public capital markets as a source of capital;

•	the significant regulatory burden and expense of maintaining a registration in the U.S. and a listing on the NYSE;

•	the continuing availability of a trading market for the Series B Shares provided by Desc’s ongoing listing on the Mexican Stock Exchange; and

•	the conclusion that the benefits to Desc and its stockholders in maintaining a U.S. trading market are outweighed by the costs and other burdens at the present time.

Further information will be provided shortly regarding the timing and procedures in respect of the delisting and deregistration.

www.desc.com.mx

Third Quarter 2004 Results

Results by Sector

Automotive Sector

Table 3 shows the figures obtained in the Automotive Sector.

Table 3. Automotive Sector Results

(Figured in millions of constant pesos (Ps.) and U.S. dollars (US$))

Automotive Sector

	3Q04	Adjusted 3Q03[5]	3Q04 vs. Adjusted 3Q03[5]	3Q03	3Q04 vs. 3Q03
Sales (Ps.)	2,123	1,970	7.8%	2,005	5.9%
Sales (US $)	184	174	5.8%	177	3.9%
Exports (US $)	121	118	2.7%	121	0.6%
Operating Income (Ps.)	20	13	53.1%	2	716.4%
Operating Income (US $)	2	1	64.5%	0	N/A
Operating Margin	0.9%	0.6%		0.1%	0.0%
EBITDA (Ps.) [1]	184	200	-7.8%	197	-6.4%
EBITDA (US $) [1]	16	18	-9.1%	17	-7.7%

[1]	All EBITDA figures used in this report are calculated as Operating Income (Loss) plus the sum of Depreciation and Amortization (according to Mexican GAAP). This information is included since it is useful for our credit contracts. EBITDA should not substitute income or cash flow in our Consolidated Income Statement or any other Financial Statement prepared according to Mexican GAAP. Please refer to the table “Non-GAAP Reconciliation Schedule Table” in the back of this report.
[2]	The adjusted figures corresponding to 3Q03 do not include operations from the Aluminum Wheel business, which was divested. Desc believes investors will be able to better evaluate the past and future of the businesses if upon considering the results they exclude the divested business mentioned.

During 3Q04 dollar-denominated sales increased 5.8% compared to 3Q03 due to higher demand for heavy truck components in the transmission business for GM and Ford; higher sales for the Tractor project related to the cardan shaft, forge and axle businesses and the gear business in the manufacture of parts for Dana. The aforementioned was able to offset the scheduled downtime in some of the OEMs such as Renault-Nissan and GM in order to lower inventory levels, as well as the strike at the Volkswagen plant in Mexico, which impacted Desc’s constant velocity joint and stamping & wheel businesses.

Exports were US$121 million, which represents a 2.7% increase compared to the same period of the previous year due to the Tractor Project and the gear and transmission businesses.

During 3Q04, operating income in dollars registered an improvement from a break-even point in 3Q03 to US$2 million, despite the dramatic increase in the price of steel. These price increases were partially offset by aggressive productivity programs.

The lack of supply of steel at the global level generated higher distribution costs (air and land freight) in order to fulfill client requirements. In September 2004 the year-to-date increase in the price of steel was of approximately 40%. However, the Company has been able to maintain the required production supply, and continues negotiating with clients regarding this situation. Despite the aforementioned, EBITDA for 3Q04 was US$16 million, 9.1% lower than in 3Q03.

During 3Q04, the average capacity utilization rate increased to 59% compared to 54% registered for the same period of the previous year, due to an increase in the gear, front and rear axles, iron casting foundry, propeller shafts and universal joints businesses.

www.desc.com.mx

Third Quarter 2004 Results

Chemical Sector

Table 4 shows the figures for the Chemical Sector.

Table 4. Chemical Sector Results

(Figures in millions of constant pesos (Ps. and U.S. dollars (US$))

Chemical Sector

	3Q04	Adjusted 3Q03[5]	3Q04 vs. Adjusted 3Q03[5]	3Q03	3Q04 vs. 3Q03
Sales (Ps.)	2,517	1,844	36.5%	2,069	21.6%
Sales (US $)	218	163	33.8%	183	19.1%
Exports (US $)	97	69	34.4%	69	39.2%
Operating Income (Ps.)	113	44	157.4%	55	105.2%
Operating Income (US $)	10	4	151.6%	5	99.1%
Operating Margin	4.5%	2.4%		2.7%
EBITDA (Ps.) [1]	194	125	55.8%	146	32.9%
EBITDA (US $) [1]	17	11	52.5%	13	29.7%

[1]	All EBITDA figures used in this report are calculated as Operating Income (Loss) plus the sum of Depreciation and Amortization (according to Mexican GAAP). This information is included since it is useful for our credit contracts. EBITDA should not substitute income or cash flow in our Consolidated Income Statement or any other Financial Statement prepared according to Mexican GAAP. Please refer to the table “Non-GAAP Reconciliation Schedule Table” in the back of this report.
[2]	The adjusted figures corresponding to 3Q03 do not include operations from the Adhesive and Sealant, which was divested. Desc believes investors will be able to better evaluate the past and future of the businesses if upon considering the results they exclude the divested business mentioned.

Sales for 3Q04 reached US$218 million; an increase of 33.8% compared to sales for 3Q03, due to higher volumes in all of Desc’s chemical businesses, as well as increased prices. In addition, exports increased by 34.4%.

The main raw material costs continued to increase due to rising oil prices, which have reached historic highs (over US$50 per barrel), and the scarcity of butadiene monomer in the international market due to the supply-demand imbalance. This situation has been worsened by the temporary shutdown of one of Repsol’s production units, which has also caused prices to increase. Despite these issues, as well as the depreciation of the peso-dollar exchange rate and the appreciation of the Euro compared to the U.S. dollar, the Company experienced excellent results, surpassing operating income by nearly 100% compared to 3Q03.

The higher operating margins are fundamentally due to stricter controls of operating expenses, as well as an improvement in operating efficiency and the increase in sales volumes.

The combination of the previous factors resulted in an EBITDA increase of 52.5% during 3Q04 compared to 3Q03, notably from the contribution of the phosphate, carbon black, synthetic rubber and acrylic businesses.

www.desc.com.mx

Third Quarter 2004 Results

Food Sector

Table 5 shows the figures obtained in the Food Sector:

Table 5. Food Sector Results

(Figures in millions of constant pesos (Ps. and U.S. dollars (US$))

Food Sector

	3Q04	3Q03	3Q04 vs. 3Q03
Sales (Ps.)	1,158	1,005	15.3%
Sales (US $)	100	89	13.0%
Exports (US $)	28	27	5.9%
Operating Income (Ps.)	121	42	189.2%
Operating Income (US $)	10	4	184.4%
Operating Margin	10.4%	4.1%
EBITDA (Ps.) [1]	162	85	89.4%
EBITDA (US $) [1]	14	8	86.0%

[1]	All EBITDA figures used in this report are calculated as Operating Income (Loss) plus the sum of Depreciation and Amortization (according to Mexican GAAP). This information is included since it is useful for our credit contracts. EBITDA should not substitute income or cash flow in our Consolidated Income Statement or any other Financial Statement prepared according to Mexican GAAP. Please refer to the table “Non-GAAP Reconciliation Schedule Table” in the back of this report.

Branded Products

During 3Q04, sales increased 3.2% with respect to 3Q03 due to higher sales volumes in practically all product lines, notably: “Del Fuerte” brand tomato paste with an 18% increase over 3Q03, an excellent performance in powdered beverages “Zuko” and “Livean” which continue growing successfully with increases in volume of 75% and 224%, respectively, as well as an increase in prices, primarily in tuna (25%), but also increases in all of categories above the rate of inflation. The above has compensated for the rise in packaging, fish and oil costs.

Another positive factor was the launch of Project “Revolution” regarding Tetra-Recart packaged vegetables which conserve nutritional properties, do not contain preservatives and places the business at the forefront regarding technology we operate the first plant in Latin America with this packaging technology. The launch of the new line of Del Fuerte vegetables marks the beginning of a new era in the healthy foods category.

In ASF, our U.S. business, the supermarket channel as well as the institutional channel registered an excellent performance thanks to the turn-around of the North American economy in relation to 3Q03, as well as an improved product mix with better pricing and margins.

Operating income and EBITDA had significant increases of 58.9% and 29.4%, respectively, compared to 3Q03. This is attributed to improved sales, improved costs from plant efficiency, the use of fresh tomatoes and excellent tuna sales, in addition to positive changes in operations and the strict control of expenses that compensated for the increases in raw materials and packaging.

www.desc.com.mx

Third Quarter 2004 Results

Pork Business

During 3Q04 sales registered an increase of 30.4% with respect to 3Q03 due to better pork prices, as well as an improved product mix with greater export sales.

Pork prices continued their upward trend during 3Q04, increasing 25.5% compared to the previous year, which has compensated significantly for the increase in the costs of grain and soy paste, resulting in an important improvement in operating margin from 3.1% in 3Q03 to 15.1% in 3Q04, as well as an increase of 193% in EBITDA generation. Another positive effect was the improved sales in the export market due to higher demand from Japan.

The capacity utilization rate remains at 100% in the southeast region.

The following table provides the operating margins of the branded products and pork businesses:

Table 6. Food Sector – Relevant Figures

	3Q04	3Q03	3Q04 vs. 3Q03
Branded Products
Sales (millions of US$)	58	56	3.2%
Operating Margin	7.2%	4.7%
Pork Business
Sales (millions of US$)	42	32	30.4%
Operating Margin	15.1%	3.1%

www.desc.com.mx

Third Quarter 2004 Results

Real Estate Sector

Table 7 shows figures for the Real Estate Sector:

Table 7. Real Estate Sector Results

(Figures in millions of constant pesos (Ps. and U.S. dollars (US$))

Real Estate Sector

	3Q04	3Q03	3Q04 vs. 3Q03
Sales (Ps.)	355	412	-13.8%
Sales (US $)	31	36	-14.4%
Operating Income (Ps.)	58	104	-43.9%
Operating Income (US $)	5	9	-43.2%
Operating Margin	16.6%	24.9%
EBITDA (Ps.) [1]	64	111	-42.1%
EBITDA (US $) [1]	6	10	-41.5%

[1]	All EBITDA figures used in this report are calculated as Operating Income (Loss) plus the sum of Depreciation and Amortization (according to Mexican GAAP). This information is included since it is useful for our credit contracts. EBITDA should not substitute income or cash flow in our Consolidated Income Statement or any other Financial Statement prepared according to Mexican GAAP. Please refer to the table “Non-GAAP Reconciliation Schedule Table” in the back of this report.

Sales in 3Q04 reached US$31 million, which represents a decrease of 14.4% compared to sales for 3Q03. This reduction is due to lower sales in the Bosques de Santa Fe project.

Sales for 3Q04 were distributed as follows:

•	Punta Mita 72.9%

•	Corporativo Arcos Bosques 24.9%

•	Bosques de Santa Fe 2.2%

In this period Desc registered an operating profit of US$5 million and an EBITDA level of US$6 million, both of which were lower than those obtained during 3Q03, due to the sales mix.

The Punta Mita project continues enjoying excellent acceptance in the market. In the third quarter Desc finalized the sale of 8 beachfront lots, one golf course lot and a lot to be used in the development of a hotel.

In the Arcos Bosques complex, the final two remaining lots were sold.

In Bosques de Santa Fe one single-family lot was sold for US$0.7 million.

Contacts:	Marisol Vázquez-Mellado / Jorge Padilla
Tel.: (5255) 5261 8000
investor.relationdesc.com.mx

àà Financial Tables Follow àà

www.desc.com.mx

Third Quarter 2004 Results

FINANCIAL INDICATORS

	3Q04	2Q04	1Q04	4Q03	3Q03
Interest Coverage	3.1x	2.7x	2.9x	2.9x	2.7x
Leverage Ratio*	3.8x	4.1x	4.9x	4.9x	5.5x
Short-Term Debt	5%	5%	3%	3%	29%
Long-Term Debt	95%	95%	97%	97%	71%
Peso & Udi - denominated debt	39%	33%	31%	30%	30%
Dollar-denominated debt	61%	67%	69%	70%	70%

*	The Leverage Ratio is equal to (Total Debt less Cash plus US$50 million) / EBITDA for the last 12 months.

As of 4Q03, the way of calculating the Leverage Ratio changed, and in order for all the figures to be comparable, all previous quarters were recalculated.

TOTAL OUTSTANDING SHARES

“A” Shares	1,166,108,597	51.10%
“B” Shares	1,115,690,363	48.90%
Total	2,281,798,960	100.00%

Non-GAAP Financial Reconciliation Table

Desc, S.A. de C.V. And Subsidiaries

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	3Q04	Adjusted 3Q03[1]	3Q04 vs. Adjusted 3Q03[1]	3Q03	3Q04 vs. 3Q03
Operating Income (Ps.)	279	152	83.6%	153	82.9%
Operating Income (US $)	24	13	84.5%	13	83.4%
Depreciation and Amortization (Ps.)	313	344	-9.2%	362	-13.8%
Depreciation and Amortization (US $)	27	31	-11.2%	32	-15.6%
EBITDA (Ps.)	592	496	19.2%	515	14.9%
EBITDA (US $)	51	44	17.7%	45	13.3%

[1]	The adjusted 3Q03 totals exclude the financial figures for Desc’s aluminum wheel and adhesive and sealant businesses, which were sold. Desc believes that investors can better evaluate and analyze historical and future business trends if they consider results of operations without these divested businesses.

www.desc.com.mx

Third Quarter 2004 Results

Automotive Sector

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	3Q04	Adjusted 3Q03[1]	3Q04 vs. Adjusted 3Q03[1]	3Q03	3Q04 vs. 3Q03
Operating Income (Ps.)	20	13	53.1%	2	716.4%
Operating Income (US $)	2	1	64.5%	0	N/A
Depreciation and Amortization (Ps.)	164	187	-12.0%	195	-15.4%
Depreciation and Amortization (US $)	14	17	-13.8%	17	-17.1%
EBITDA (Ps.)	184	200	-7.8%	197	-6.4%
EBITDA (US $)	16	18	-9.1%	17	-7.7%

[1]	The adjusted 3Q03 totals exclude the financial figures for Desc’s aluminum wheel business, which was sold. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without this divested business.

Chemical Sector

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	3Q04	Adjusted 3Q03[1]	3Q04 vs. Adjusted 3Q03[1]	3Q03	3Q04 vs. 3Q03
Operating Income (Ps.)	113	44	157.4%	55	105.2%
Operating Income (US $)	10	4	151.6%	5	99.1%
Depreciation and Amortization (Ps.)	81	81	0.6%	91	-10.5%
Depreciation and Amortization (US $)	7	7	0.0%	8	-12.5%
EBITDA (Ps.)	194	125	55.8%	146	32.9%
EBITDA (US $)	17	11	52.5%	13	29.7%

[1]	The adjusted 3Q03 totals exclude the financial figures for Desc’s adhesive and sealant business, which was sold. Desc believes that investors can better evaluate and analyze historical and future business trends if they consider results of operations without these divested businesses.

Food Sector

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	3Q04	3Q03	3Q04 vs. 3Q03
Operating Income (Ps.)	121	42	189.2%
Operating Income (US $)	10	4	184.4%
Depreciation and Amortization (Ps.)	41	43	-4.6%
Depreciation and Amortization (US $)	4	4	-7.5%
EBITDA (Ps.)	162	85	89.4%
EBITDA (US $)	14	8	86.0%

www.desc.com.mx

Third Quarter 2004 Results

Real Estate Sector

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	3Q04	3Q03	3Q04 vs. 3Q03
Operating Income (Ps.)	58	104	-43.9%
Operating Income (US $)	5	9	-43.2%
Depreciation and Amortization (Ps.)	6	7	-15.2%
Depreciation and Amortization (US $)	0	1	-16.9%
EBITDA (Ps.)	64	111	-42.1%
EBITDA (US $)	6	10	-41.5%

www.desc.com.mx

Third Quarter 2004 Results

Desc, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

September 30, 2004 and September 30, 2003

(In millions of constant pesos, as of September 30, 2004).

	2004	2003	%
Assets

Current Assets:
Cash and Short Term Investments	430	1,341	-67.9%
Account and Documents Receivable (net)	5,304	5,168	2.6%
Inventories and Other Assets	3,687	3,243	13.7%
Total Current Assets	9,421	9,752	-3.4%

Account and Documents Receivable of long-term debt (net)	1,206	1,356	-11.1%
Land held for development and real estate projects	3,419	3,843	-11.0%
Fixed Assets	11,266	13,131	-14.2%
Deferred Assets (net)	624	1,648	-62.1%
Other Assets	1,138	1,326	-47.0%
Total Assets	27,074	31,056	-12.8%

Liabilities

Current Liabilities:
Banks Loans	435	3,665	-88.1%
Suppliers	2,374	1,968	20.7%
Taxes to be paid	269	733	-63.3%
Other Liabilities	1,753	1,728	1.4%
Total Current Liabilities	4,831	8,094	-40.3%

Long-Term Debt	8,024	8,770	-8.5%
Deferred Taxes	703	1,461	-51.8%
Other	807	608	32.7%
Total Liabilities	14,365	18,933	-24.1%

Stockholders’ Equity
Capital Stock	30	18	66.7%
Paid-in Surplus	3,808	1,170	225.5%
Restatement of Paid-In Capital Stock	11,913	11,544	3.2%
Other	(6,751)	(4,671)	44.5%
Total Majority Interest	9,000	8,061	4.8%

Minority Interest	3,709	4,062	-8.7%
Total Stockholders’ Equity	12,709	12,123	4.8%
Total Liabilities and Stockholders’ Equity	27,151	30,054	-9.7%

www.desc.com.mx

Third Quarter 2004 Results

Desc, S.A. de C.V. and Subsidiaries

Consolidated Income Statements

(In millions of constant pesos, as of September 30, 2004)

The figures below are the same as those reported to the Mexican Stock Exchange and include all operations corresponding to 2003. Thus, these figures are not comparable to 2004.

	3Q04	3Q03	Var.
Net Sales	6,166	5,525	11.6%
Cost of Sales	4,972	4,321	15.1%
Gross Profit	1,194	1,204	-0.8%

Operating Expenses
Administrative and Selling Expenses	915	1,051	-13.0%
Operating Income	279	153	82.9%

Interest Expense	127	200	-36.4%
Interest Income	(2)	(11)	-79.8%
Exchange Gain (loss), net	21	318	-93.4%
Gain on Monetary Position	(67)	(75)	-10.6%
Other Financial Expenses	93	57	61.8%
Comprehensive Financial Result	172	489	-64.9%

Other Expenses	28	33	-15.2%

Income before Provisions	79	(369)	NA

Provisions for:
Income and Asset Tax	129	37	252.8%
Employee Profit Sharing	14	19	NA
Deferred Income Taxes	(147)	(38)	284.1%
Total Taxes	(4)	18	NA

Net Consolidated Income	83	(387)	NA

Minority Interest	31	16	92.0%
Majority Net Income	52	(403)	NA

12 months Net Income per Share	(0.90)	(1.03)	0.0%
Number of shares outstanding:	2,282	1,369	0.0%
(Thousands of shares)
Operating Income+Depreciation	592	515	14.9%

www.desc.com.mx

Third Quarter 2004 Results

This press release contains “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc’s management with respect to future events. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” and “should” and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading “Risk Factors” in Desc’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

www.desc.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desc, S.A. de C.V. (Registrant)

Date: October 20, 2004	By	/s/ Arturo D’Acosta Ruiz
(Signature)
	Name:	Arturo D’Acosta Ruiz
	Title:	Chief Financial Officer